Exhibit 99.32

Fire & Flower Announces Home Delivery in Toronto

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED

STATES WIRE SERVICES/

TORONTO, May 1, 2020 /CNW/ - Fire & Flower Holdings Corp. and its wholly-owned subsidiary Fire & Flower Inc. (collectively, “FFHC”, “Fire & Flower” or the “Company”) (TSX: FAF OTCQX: FFLWF), today announced the Company will begin home delivery in the greater Toronto area starting immediately.

Fire & Flower Deliver - (c) 2020 Fire & Flower Holdings Corp. (CNW Group/Fire & Flower Holdings Corp.)

Customers located in select areas within the greater Toronto area are now able to order online from Fire & Flower’s e-commerce website at www.fireandflower.com for free next day home delivery on orders over $50.00.

In addition to the curbside pickup and home delivery offered in Ottawa and Kingston, Ontario, the technology powering home delivery in Toronto is enabled through the Hifyre™ Digital Retail and Analytics Platform.

“Fire & Flower welcomes this opportunity to demonstrate how private cannabis retail can showcase fully-compliant best-in-class services such as e-commerce, home delivery and curbside pickup to our customers. It is essential that private retail is able to compete on a level playing field with government-run e-commerce and home delivery cannabis services,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “Through the Hifyre Digital Retail and Analytics platform, we are well positioned should other methods of servicing customers open across Canadian provinces.”

The Government of Ontario announced an emergency order that was approved by the provincial cabinet on April 7, 2020 that allows cannabis retail stores to safely operate through online, curbside pickup and home delivery services for the duration of the emergency order on business closures in relation to COVID-19. Fire & Flower services including home delivery and e-commerce curbside pickup are permitted under the emergency order announced by the Government of Ontario.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and Spark PerksTM program connect cannabis consumers with the latest cannabis products, and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns (directly or indirectly) cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc. (ATD.A, ATD.B), the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of FFHC at the date the statements are made based on information then available to the Company. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of FFHC, which may cause FFHC’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct.

FFHC assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

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For further information: For More Information Contact: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 01-MAY-20